EXHIBIT 11(a)(18)
                                                      -----------------

   FOR IMMEDIATE RELEASE

   FOR FURTHER INFORMATION, CONTACT:

   INVESTORS:     Dennis Senchak Rae Kozlowski  Wendy Wilson
                  NiSource Inc.  NiSource Inc.  Hill & Knowlton
                  219-647-6085   219-647-6083   312-255-3033


   MEDIA:         Maria Hibbs    Larry Larsen
                  NiSource Inc.  Hill & Knowlton
                  219-647-6201   312-255-3084

               NISOURCE SEEKS HART-SCOTT-RODINO CLEARANCE FOR
                             COLUMBIA ENERGY BID

        Merrillville, Ind., July 20, 1999 - NiSource Inc. (NYSE: NI) today announced that with regard to its tender offer of Columbia Energy Group it has filed the necessary information under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 with the Federal Trade Commission and Department of Justice.

        Gary Neale, NiSource Chairman, President and Chief Executive Officer, said, "This sends a serious message to Columbia that we are committed to completing this transaction and that we are confident in our ability to secure the necessary regulatory approvals. We have said throughout that we believe the regulatory approval process can be completed within six to nine months if we work together. HSR clearance is an important first step, and one that confirms our commitment to move forward on all fronts of this transaction."

        NiSource Inc. is a holding company with a market capitalization of approximately $3.6 billion whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeast United States. The company also markets utility services and customer-focused resource solutions along a corridor stretching from Texas to Maine. Further information on the company may be accessed on the Internet at www.nisource.com.

        This release is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such offer is made solely by the Offer to Purchase, dated June 25, 1999, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its August 6, 1999 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This release does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.
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